Suite 720 - 789 West Pender St.

Vancouver, BC  V6C 1H2

Phone: 604-682-4418

Fax: 604-669-0384

September 23, 2009

Attn: Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N. E.

Washington D.C. 20549-4628

Re:  Extension request in response to SEC correspondence received on September 14, 2009

To Whom it May Concern,

We are writing to confirm that the Company has received the letter from the United States Securities and Exchange Commission, dated September 14, 2009, regarding comments to the Form 20F for the Fiscal Year Ended September 30, 2009, Amendment No. 1.

Please note that the Corporate Secretary for the Company was away from the office from September 10, 2009 until September 23, 2009 and therefore has not had the opportunity to work with management to prepare Amendment No. 2.  We would like to request that our response deadline be extended to Wednesday, October 7, 2009.  Please confirm if this is acceptable to you.

“Dayna Caouette”

Dayna Caouette

Corporate Secretary
Pediment Gold Corp.
dayna@pedimentgold.com
604-682-4418